Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10743

SUPPLEMENT DATED AUGUST 27, 2018

TO OFFERING CIRCULAR DATED JANUARY 30, 2018

ELECTROMEDICAL TECHNOLOGIES, INC.

The following should be read in conjunction with the Offering Circular.

Electromedical Technologies, Inc. (the “Company”) intends to terminate the current offering of 7,042,254 shares of Common Stock at $0.71 per share, which was qualified by the Commission on January 30, 2018. No further subscriptions will be accepted for the current offering after 11:59 pm EST on August 27, 2018. Subscriptions under the current offering will be accepted up to that date, and processed as promptly as possible. None of the terms of the current offering have been changed.